CIT Capital Securities LLC

(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CIT Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 West 42nd Street
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hailing Huang (973) 422-3685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name - if individual, state last, first, middle name)

1301 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CIT Capital Securities LLC

(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Statement of Cash Flows.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
        Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Public Accounting Firm Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Hailing Huang, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CIT Capital Securities LLC at December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Financial and Operations Principal
Title

**Subscribed and sworn
to before me**



_____
LEE A. SCANLON

NOTARY PUBLIC OF NEW JERSEY

My Commission Expires 03/31/2020

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Index
December 31, 2017

CohnReznick LLP
cohnreznick.com

<u>Report of Independent Registered Public Accounting Firm</u>

To the Member
of CIT Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIT Capital Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CIT Capital Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as CIT Capital Securities LLC's auditor since 2013.

CohnReznick LLP

New York, New York
February 13, 2018

1

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Statement of Financial Condition (dollars in thousands)
December 31, 2017

Assets		
Cash	$	8,212
Prepaid expenses		20
Deferred taxes		3,090
Total assets	$	11,322
Liabilities		
Accounts payable and accrued expenses	$	41
Due to affiliates		38
Total liabilities		79
Member's equity		11,243
Total liabilities and member's equity	$	11,322

The accompanying notes are an integral part of this financial statement.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2017

1. **Organization and Business**

    CIT Capital Securities LLC (the "Company"), is a wholly owned subsidiary of CIT Capital USA Inc. (the "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively with other subsidiaries of CIT ("Affiliates"). The Company is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

    On behalf of its Affiliates, the Company arranges and syndicates securities and senior secured loans of third party issuers. Additionally, the Company engages in merger and acquisition advisory services.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America which requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from these estimates. The most significant estimate relates to the realizability of deferred tax assets.

    Cash
    All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Income Taxes
    The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes and its income and expense items are included in CIT's federal and state income tax returns. However, pursuant to an intercompany tax sharing agreement, the Company calculates its income taxes as if the Company files a separate tax return.

    The amounts of current and deferred taxes are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the expected future taxation of events that have been reflected in the financial statements. A valuation allowance may be provided to offset any net deferred tax assets if, based upon the relevant facts and circumstances, it is more likely than not that some or all of the deferred tax assets will not be realized. Based upon the relevant facts and circumstances, management has determined that a valuation allowance is not necessary at December 31, 2017.

    At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2011.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2017

The Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017 and is expected to significantly impact the Company's accounting for and reporting of income taxes, and the related processes and controls. The Act makes several key changes to US tax law, for which the most relevant is the reduction of the corporate income tax rate to 21%. The Company accounted for the effect of this change in the period of enactment (i.e., 2017).

3. **Transactions with Related Parties**

The Company maintains a cost sharing agreement with CIT, whereby the Company is obligated to pay periodic fees to CIT and Affiliates for accounting, administrative, office space, human resources and other services. The fee is determined by CIT and allocated based upon estimates of the value of services provided. Pursuant to these arrangements, $3 thousand was due to affiliates at December 31, 2017.

Due to affiliates includes approximately $17 thousand owned to various CIT affiliates for payments made on behalf of the Company.

4. **Income Taxes**

At December 31, 2017, the Company had net operating loss carry forwards of approximately $483 thousand and $20.3 million for federal and state purposes, respectively, expiring between 2029 and 2035. The net operating loss carryforwards provide for federal and state deferred tax assets of approximately $101 thousand and $2.8 million, respectively, which will be available to offset future profits. Additionally, the Company recorded a deferred tax asset of approximately $232 thousand related to federal AMT tax credit carryforward. The evaluation and recoverability of the deferred tax asset and the need for a valuation allowance requires management to evaluate evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. Management is expecting the Company to be profitable in the foreseeable future and at December 31, 2017, believes that it is more likely than not that the deferred tax asset relating to net operating loss carryforwards will be realized. Accordingly, the Company has determined that no valuation allowance is appropriate at December 31, 2017.

As of December 31, 2017, the Company recorded income taxes payable of $18 thousand in the statement of financial condition, which is included in due to affiliates.

5. **Indemnifications, Commitments and Contingencies**

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Notes to Statement of Financial Condition
December 31, 2017

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2017.

6.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $8.1 million which exceeded the required net capital of $100 thousand by $8.0 million.

The Company does not hold customers' cash or securities and, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

7.   **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since December 31, 2017 and determined that there are no material events that would require recognition or additional disclosure in the Company's financial statements.